EXHIBIT 99.3

INVESTOR AGREEMENT

by and between

NEBIUS GROUP N.V.

and

THE INVESTOR SET FORTH HEREIN

June 2, 2025

Table of Contents

Page

1.	Definitions		1

2.	Registration Rights		6

	2.1	Shelf Registration Statement	6
	2.2	Underwritten Offering	8
	2.3	Take-Down Notice	8
	2.4	Piggyback Registration	9
	2.5	Registration Procedures	9
	2.6	Suspension	12
	2.7	Furnish Information	13
	2.8	Expenses	13
	2.9	Indemnification	14
	2.10	SEC Reports	15
	2.11	Assignment of Registration Rights	16
	2.12	Opt-Out Notice	16

3.	Termination of Certain Rights and Obligations		16

	3.1	Termination of Registration Rights	16
	3.2	Effect of Termination	16

4.	Miscellaneous		17

	4.1	Governing Law; Jurisdiction	17
	4.2	Waiver	17
	4.3	Notices	18
	4.4	Entire Agreement	18
	4.5	Amendments	18
	4.6	Headings; Nouns and Pronouns; Section References	18
	4.7	Severability	18
	4.8	Assignment	18
	4.9	Successors and Assigns	19
	4.10	Counterparts	19
	4.11	Consents	19
	4.12	No Strict Construction	19
	4.13	Remedies	19
	4.14	Specific Performance	19
	4.15	Sanctions; Anti-Corruption	20
	4.16	No Conflicting Agreements	20
	4.17	No More Favorable Terms	20

Schedule 1	Investor Details
Schedule 2	Permitted Transferee Notice

-i-

INVESTOR AGREEMENT

This INVESTOR AGREEMENT (this “Agreement”) is entered into as of June 2, 2025, by and between Nebius Group N.V., a public limited company (naamloze vennootschap) formed under the laws of the Netherlands, having its corporate seat in Amsterdam, its registered office at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands, and registered with the trade register of the Chamber of Commerce under number 27265167 (the “Company”) and the entity or entities listed in Schedule 1 attached to this Agreement (the “Investor”).

RECITALS

Capitalised terms used in these Recitals that are not set out above are defined in Section 1 below.

WHEREAS, the Subscription Agreement, dated as of June 2, 2025, by and between the Company and the Investor (as amended, amended and restated, supplemented or otherwise modified from time to time the “Subscription Agreement”) provides for the issue and sale by the Company to the Investor, and the acquisition by the Investor, of such original principal amount of the Company’s 2.00% Convertible Senior Notes due 2029 (CUSIP 63954Q AA4 / 63954Q AB2) (the “2029 Notes”) and/or the Company’s 3.00% Convertible Senior Notes due 2031 (CUSIP 63954Q AC0 / 63954Q AD8) (the “2031 Notes” and, together with the 2029 Notes, the “Notes”) as is set forth in Schedule 1 thereto (the “Subject Notes”), which Notes, in each case, are convertible into the Company’s class A ordinary shares, nominal value €0.01 per share (the “Class A Shares” and, such Class A Shares into which the Subject Notes are convertible, the “Subject Shares”);

WHEREAS, as a condition to consummating the transactions contemplated by the Subscription Agreement, the Investor and the Company have agreed upon certain rights and restrictions as set forth herein with respect to, among other matters, the Subject Shares, and it is a condition to the closing under the Subscription Agreement that this Agreement be executed and delivered by the Investor and the Company; and

WHEREAS, certain other investors (excluding the Investor) (each, an “Other Investor”) are entering into separate investor agreements with the Company (each, an “Other Investor Agreement”) on substantially the same terms as this Agreement on the Closing Date.

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and the Investor agree as follows:

1.             Definitions. As used in this Agreement, the following terms shall have the following meanings:

“2024 Investor Agreements” means the investor agreements dated December 2, 2024, and entered into by the 2024 Investors with the Company in connection with the sale of certain Class A Shares.

“2024 Investor” means each investor party to a 2024 Investor Agreement, and any respective permitted transferee thereof.

“2029 Notes” shall have the meaning set forth in the recitals to this Agreement.

“2031 Notes” shall have the meaning set forth in the recitals to this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person. For the purposes of this Agreement, in no event shall the Investor or any of its Affiliates be deemed Affiliates of the Company or any of its Affiliates, nor shall the Company or any of its Affiliates be deemed Affiliates of the Investor or any of its Affiliates.

“Aggregate Holders” means, collectively, the Holders and the 2024 Investors, and each an “Aggregate Holder”.

“Agreement” shall have the meaning set forth in the Preamble to this Agreement, including all Exhibits attached hereto.

“Allowed Delay” shall have the meaning set forth in Section 2.6.

“beneficial owner,” “beneficially owns,” “beneficial ownership” and terms of similar import used in this Agreement shall, with respect to a Person, have the meaning set forth in Rule 13d-3 under the Exchange Act, (i) assuming the full conversion into, and exercise and exchange for, Class A Shares of all derivative securities thereof beneficially owned by such Person and (ii) determined without regard for period of time over which such Person has the right to acquire such beneficial ownership.

“Blackout Period” shall mean any “blackout” period with respect to offerings by the Company’s directors and officers of securities of the Company as determined by the Company pursuant to its customary and reasonable policies in effect at the time.

“Business Day” shall mean a day which is not a Saturday, a Sunday or a public holiday in Amsterdam, the Netherlands, or New York City, New York, the United States of America.

“Class A Shares” shall have the meaning set forth in the recitals to this Agreement.

“Closing Date” has the meaning given to such term in the Subscription Agreement.

“Company” shall have the meaning set forth in the preamble to this Agreement.

“control” (including the terms “controlling,” “controlled by” and “under common control with”) with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of share capital, capital stock or other equity securities, by contract or otherwise. Without limiting the generality of the foregoing, a Person shall be deemed to control another Person if any of the following conditions is met: (i) in the case of corporate entities, direct or indirect ownership of more than fifty percent (50%) of the shares having the right to vote for the election of directors, and (ii) in the case of non-corporate entities, direct or indirect ownership of more than fifty percent (50%) of the equity interest with the power to direct the management and policies of such non-corporate entities.

“Disposition” or “Dispose of” shall mean any (i) offer, pledge, sale, contract to sell, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant for the sale of, or other disposition of or transfer of any relevant shares, including, without limitation, any “short sale” or similar arrangement, or (ii) swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any relevant shares, whether any such swap or transaction is to be settled by delivery of securities, in cash or otherwise.

“Effectiveness Period” shall have the meaning set forth in Section 2.1(b).

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Filing Deadline” shall have the meaning set forth in Section 2.1(a).

“Governmental Authority” shall mean any court, agency, authority, department, regulatory body or other instrumentality of any government or country or of any national, federal, state, provincial, regional, county, city, or other political subdivision of any such government or country or any supranational organization of which any such country is a member.

“Holders” shall mean the Investor and the Other Investors and any respective Permitted Transferee thereof, if any, in accordance with Section 2.11 (but, in each case, only for so long as such Person remains an Affiliate of a relevant Investor).

“Indenture” means, as the context requires, the Indenture in respect of the 2029 Notes and/or the Indenture in respect of the 2031 Notes, each dated as of the date hereof, and each among the Company, as issuer, and U.S. Bank Trust Company, National Association, as trustee (as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms), pursuant to which the Company is issuing the Notes.

“Investor” shall have the meaning set forth in the preamble.

“Investors” shall mean, collectively, the Investor and the Other Investors, and each an “Investor,” provided that any reference herein to “the Investor” shall have the meaning set forth in the preamble.

“Law” or “Laws” shall mean all laws, statutes, rules, regulations, orders, judgments, injunctions and/or ordinances of any Governmental Authority.

“Losses” shall have the meaning set forth in Section 2.9(a).

“Modified Clause” shall have the meaning set forth in Section 4.7.

“New Registration Effectiveness Deadline” shall have the meaning set forth in Section 2.1(e).

“New Registration Filing Date” shall have the meaning set forth in Section 2.1(e).

“New Registration Statement” shall have the meaning set forth in Section 2.1(e).

“Notes” shall have the meaning set forth in the recitals to this Agreement.

“Opt-Out Notice” shall have the meaning set forth in Section 2.12.

“Other Investor” shall have the meaning set forth in the recitals to this Agreement, and “Other Investors” shall be construed accordingly.

“Other Investor Agreement” shall have the meaning set forth in the recitals to this Agreement, and “Other Investor Agreements” shall be construed accordingly.

“Permitted Transferee” shall mean (i) any controlled Affiliate of the Investor and (ii) solely in the case of the transfer of all Notes and/or Subject Shares acquired by the Investor under the Subscription Agreement or upon conversion of the Notes, as the case may be, any third-party provided that such party is not a competitor of the Company or an “activist” investor, in each case as reasonably determined by the board of directors of the Company; provided, however, that no such Person shall be deemed a Permitted Transferee for any purpose under this Agreement unless: (a) the Investor shall have, by no later than twenty (20) calendar days after the date of such transfer, furnished to the Company written notice in the form set out as Schedule 2 hereto of the name and address of such Permitted Transferee, confirmation of its status as a Permitted Transferee and details of the Registrable Securities to be transferred to such Permitted Transferee; and (b) the Permitted Transferee, prior to or simultaneously with such notice referred to in paragraph (a), shall have agreed in writing to be subject to and bound by all restrictions and obligations set forth in this Agreement as though it were the Investor hereunder.

“Person” shall mean any individual, limited liability company, partnership, firm, corporation, association, trust, unincorporated organization, government or any department or agency thereof or other entity, as well as any syndicate or group that would be deemed to be a Person under Section 13(d)(3) of the Exchange Act.

“Piggyback Notice” shall have the meaning set forth in Section 2.4(a).

“Piggyback Offering” shall have the meaning set forth in Section 2.4(b).

“Piggyback Registration Statement” shall have the meaning set forth in Section 2.4(a).

“Piggyback Request” shall have the meaning set forth in Section 2.4(a).

“registers,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document by the SEC.

“Registrable Securities” shall mean the Subject Shares hereunder and under each Other Investor Agreement and each 2024 Investor Agreement; excluding, however, (A) any Registrable Securities if and after they have been transferred to a Permitted Transferee in a transaction in connection with which registration rights granted hereunder are not assigned, (B) any Registrable Securities sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or (C) Registrable Securities eligible for resale pursuant to Rule 144(b)(1)(i) under the Securities Act without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act.

“Registration Expenses” shall mean all expenses incurred by the Company in connection with any registration pursuant to Section 2, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky Laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of any Registrable Securities), expenses of printing prospectuses if the printing of prospectuses is requested by Holders, messenger and delivery expenses, fees and disbursements of counsel for the Company and its independent certified public accountants (including the expenses of any management review, “cold comfort letters” or any special audits required by or incident to such performance and compliance), Securities Act liability insurance (if the Company elects to obtain such insurance), and the reasonable fees and expenses of any special experts retained by the Company in connection with such registration.

“Registration Rights Term” shall mean the period starting on the date hereof and ending on the sixth (6th) anniversary of the Closing Date.

“Resale Shelf Registration Statement” shall have the meaning set forth in Section 2.1(a).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Selling Expenses” shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities pursuant to this Agreement, including fees and expenses of counsel engaged by the Holders and the underwriters.

“Shelf Offering” shall have the meaning set forth in Section 2.3.

“Shelf Registration Statement” shall mean a Resale Shelf Registration Statement, a Subsequent Shelf Registration Statement or a New Registration Statement, as applicable.

“Subject Shares” shall have the meaning set forth in the recitals to this Agreement, and shall be adjusted for (i) any share split, dividend, share exchange, merger, consolidation or similar recapitalization and (ii) any ordinary shares issued as (or issuable upon the exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange or in replacement of, the Subject Shares.

“Subscription Agreement” shall have the meaning set forth in the recitals to this Agreement.

“Subsequent Holder Notice” shall have the meaning set forth in Section 2.1(d).

“Subsequent Shelf Registration Statement” shall have the meaning set forth in Section 2.1(b).

“Suspension Period” shall have the meaning set forth in Section 2.6.

“Take-Down Notice” shall have the meaning set forth in Section 2.3.

“Underwritten Offering” shall mean a registration in which Registrable Securities are sold to an underwriter for reoffering to the public.

“Underwritten Offering Notice” shall have the meaning set forth in Section 2.2(a).

“Violation” shall have the meaning set forth in Section 2.9(a).

2.             Registration Rights.

2.1             Shelf Registration Statement.

(a)            The Company shall as promptly as practicable following the date hereof (but in no event more than thirty (30) days after the Closing Date) (the “Filing Deadline”) file one or more prospectus supplements to the effective Resale Shelf Registration Statement of the Company (File No. 333-286932) (the “Resale Shelf Registration Statement”), providing for the registration of, and the sale on a continuous or delayed basis by the Holders of, all of the Registrable Securities, from time to time in accordance with the methods of distribution elected by such Holders, pursuant to Rule 415 under the Act or any similar rule that may be adopted by the SEC.

(b)            The Company shall, subject to the other applicable provisions of this Agreement, use its reasonable best efforts to cause the Resale Shelf Registration Statement to be continuously effective and usable until such time as there are no longer any Registrable Securities (the “Effectiveness Period”).

(c)            If any Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time during the Effectiveness Period, the Company shall promptly notify the Investor via e-mail of such occurrences and shall use its reasonable best efforts to cause such Shelf Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf Registration Statement), and shall use its reasonable best efforts to amend such Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf Registration Statement or file an additional registration statement, in each case, as soon as reasonably practicable (a “Subsequent Shelf Registration Statement”) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Holders thereof of all securities that are Registrable Securities as of the time of such filing. If a Subsequent Shelf Registration Statement is filed, the Company shall use its reasonable best efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as soon as reasonably practicable following the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective and usable until the end of the Effectiveness Period. Any such Subsequent Shelf Registration Statement shall be a registration statement on Form F-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form and shall provide for the registration of such Registrable Securities for resale by the Holders;

(d)            If a Person entitled to the benefits of this Agreement becomes a Holder after a Shelf Registration Statement becomes effective under the Securities Act, the Company shall, following delivery of written notice to the Company of such Person becoming a Holder and requesting for its name to be included as a selling securityholder in the prospectus related to the Shelf Registration Statement (a “Subsequent Holder Notice”), if required and permitted by applicable Law, file with the SEC a supplement to the related prospectus or a post-effective amendment to the Shelf Registration Statement so that such Holder is named as a selling securityholder in the Shelf Registration Statement and the related prospectus in such a manner as to permit such Holder to deliver a prospectus to purchasers of the Registrable Securities in accordance with applicable Law; provided, however, that the Company shall not be required to file more than one post-effective amendment or a supplement to the related prospectus for such purpose in any 60-day period;

(e)            In the event the number of shares available under the Resale Shelf Registration Statement at any time is insufficient to cover the Registrable Securities, the Company shall, to the extent necessary and permissible, amend the Resale Shelf Registration Statement or file a new registration statement (together with any prospectuses or prospectus supplements thereunder, a “New Registration Statement”), so as to cover all of such Registrable Securities as soon as reasonably practicable, but in any event not later than ten (10) Business Days after the necessity therefor arises (the “New Registration Filing Date”). The Company shall use its reasonable best efforts to have such amendment and/or New Registration Statement become effective as soon as reasonably practicable following the filing thereof but no later than (i) the fifth Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the New Registration Statement will not be “reviewed” or will not be subject to further review and (ii) the 75th calendar day following the initial filing date of the New Registration Statement if the SEC notifies the Company that it will “review” the New Registration Statement (the earlier of such dates, the “New Registration Effectiveness Deadline”). The provisions of Sections 2.1(a) and (b) shall apply to the New Registration Statement, except as modified hereby.

(f)            The Company shall not name the Investor as an “underwriter” in any Shelf Registration Statement or New Registration Statement without the prior written consent of the Investor (provided that, in the event the Investor withholds such consent, the Company shall withdraw any Registrable Securities of the Investor in any Shelf Registration Statement and/or New Registration Statement covering the resale thereof until such time as the SEC no longer requires the Investor to be named as an “underwriter” in such Shelf Registration Statement or the Investor otherwise consents in writing to being so named).

(g)            In the event that Form F-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall undertake to register the Registrable Securities on Form F-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Resale Shelf Registration Statement, Subsequent Shelf Registration Statement or New Registration Statement, as applicable, then in effect until such time as a Resale Shelf Registration Statement, Subsequent Shelf Registration Statement or New Registration Statement, as applicable, on Form F-3 covering the Registrable Securities has been declared effective by the SEC.

(h)            Upon notification by the SEC that any Shelf Registration Statement has been declared effective by the SEC, within one (1) Business Day thereafter, the Company shall file the final prospectus under Rule 424 of the Securities Act.

2.2             Underwritten Offering.

(a)            Subject to the transfer restrictions set forth in this Agreement or otherwise, the Investor may, after the Resale Shelf Registration Statement becomes effective, deliver a written notice to the Company (the “Underwritten Offering Notice”), which notice the Company shall deliver to the Other Investors (to afford them an opportunity to join such notice), specifying that the sale of some or all of the Registrable Securities subject to the Shelf Registration Statement is intended to be conducted through an Underwritten Offering; provided, however, that the Holders of Registrable Securities may not, without the Company’s prior written consent, (i) launch an Underwritten Offering the anticipated gross proceeds of which shall be less than $100,000,000 (unless all the Holders are proposing to sell all of their remaining Registrable Securities), (ii) launch (A) more than one Underwritten Offering at the request of the Investor or (B) more than two Underwritten Offerings at the request of the Investors in the aggregate or (iii) launch or close an Underwritten Offering within any Blackout Period. Within ten (10) Business Days after receipt of an Underwritten Offering Notice (as defined in any Other Investor Agreement), the Company shall send written notice of such requested Underwritten Offering (as defined in such Other Investor Agreement) to the Investor and shall include in such Underwritten Offering (as defined in such Other Investor Agreement) all Registrable Securities with respect to which the Investor has delivered a written request to the Company for inclusion therein within five (5) Business Days after the Investor receives an Underwritten Offering Notice (as defined in such Other Investor Agreement).

(b)            The underwriter for any Underwritten Offering requested pursuant to Section 2.2(a) shall be selected by the Company and shall be reasonably acceptable to the Holders representing seventy five percent (75%) of the Registrable Securities held by the Holders who delivered such Underwritten Offering Notice, provided that if the Investor has delivered an Underwritten Offering Notice, the Investor shall have the right to select an additional co-managing underwriter, which such underwriter shall be reasonably acceptable to the Company and to the Holders representing seventy five percent (75%) of the Registrable Securities held by the Holders who delivered such Underwritten Offering Notice. All Holders requesting the inclusion of their Registrable Securities in such Underwritten Offering shall (together with the Company) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such Underwritten Offering. Notwithstanding any other provision of this Section 2, if the managing underwriter or co-managing underwriter for the Underwritten Offering determines in good faith that marketing factors require a limitation of the number of shares of Registrable Securities to be included in such Underwritten Offering, then the number of shares of Registrable Securities that may be included in such Underwritten Offering shall be allocated among the Aggregate Holders in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each Aggregate Holder; provided, however, that the number of shares of Registrable Securities to be included in such Underwritten Offering shall not be reduced unless all other securities that the Company intends to include are first entirely excluded from such Underwritten Offering.

(c)            Notwithstanding anything to the contrary herein, the terms of this Agreement and the Company’s obligations hereunder shall continue to apply with respect to any Investor that does not consent to include (or subsequently withdraws) their Registrable Securities in an Underwritten Offering.

2.3             Take-Down Notice. Subject to the other applicable provisions of this Agreement, at any time that any Shelf Registration Statement is effective, if any of the Investors delivers a notice to the Company (a “Take-Down Notice”) stating that it intends to effect an underwritten sale or distribution of all or part of its Registrable Securities included by it on any Shelf Registration Statement (a “Shelf Offering”) and stating the number of the Registrable Securities to be included in such Shelf Offering, then the Company shall, subject to the other applicable provisions of this Agreement, amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Securities to be sold and distributed pursuant to the Shelf Offering; provided, that (i) no more than one Take-Down Notice may be delivered per quarter by a particular Investor (or an Affiliate thereof) and (ii) the Holders may not, without the Company’s prior written consent, launch or close a Shelf Offering during a Blackout Period or Suspension Period.

2.4             Piggyback Registration.

(a)            If the Company proposes or is required to file a registration statement under the Securities Act with respect to an offering of Class A Shares (other than a registration statement filed for purposes other than capital raising activities or otherwise filed to effectuate an exchange offer or any employee benefit or dividend reinvestment plan) (each, a “Piggyback Registration Statement”), then the Company shall give prompt written notice of such filing, which notice shall be given, to the extent reasonably practicable, no later than five (5) Business Days prior to the filing date (the “Piggyback Notice”) to the Investor on behalf of the Holders of Registrable Securities. The Piggyback Notice shall offer such Holders the opportunity to include (or cause to be included) in such registration statement the number of shares of Registrable Securities as each such Holder may request. Subject to Section 2.4(b), the Company shall include in each Piggyback Registration Statement all Registrable Securities with respect to which the Company has received written requests for inclusion therein (each, a “Piggyback Request”) within four (4) Business Days after the date of the receipt by the Investor of the Piggyback Notice. Unless the Piggyback Registration Statement is governed by Section 2.1, the Company shall not be required to maintain the effectiveness of any Piggyback Registration Statement beyond the earlier of (x) one hundred and eighty (180) days after the effective date thereof and (y) consummation of the distribution by the Holders of all Registrable Securities included in such Piggyback Registration Statement.

(b)            If any of the securities to be registered pursuant to a Piggyback Registration Statement are to be sold in an Underwritten Offering (a “Piggyback Offering”), the Company shall use reasonable best efforts to cause the managing underwriter or underwriters of such Piggyback Offering to permit Holders of Registrable Securities who have timely submitted a Piggyback Request in connection with such offering to include in such offering all Registrable Securities included in each Holder’s Piggyback Request on the same terms and subject to the same conditions as any other Class A Shares included in the offering. Notwithstanding the foregoing, if the managing underwriter or underwriters of such Piggyback Offering advise the Company in writing that in its or their good faith opinion the number of securities requested to be included in such Piggyback Offering (including by the Company) exceeds the number of securities which can be sold in such offering in light of market conditions without having an adverse effect on the success of such offering (including the price at which the securities can be sold), the Company will include in such offering only such number of securities as can be sold without adversely affecting the marketability of the offering, which securities will be so included in the following order of priority: (i) first, the Class A Shares to be sold by the Company for its own account; (ii) second the Registrable Securities of the Aggregate Holders allocated among the Aggregate Holders in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each Aggregate Holder (or in such other proportions as shall mutually be agreed to by such Holders).

2.5             Registration Procedures. Subject to the other applicable provisions of this Agreement, in the case of each registration of Registrable Securities effected by the Company pursuant to this Section 2, the Company will:

(a)            prepare and promptly file with the SEC a registration statement with respect to such securities and use reasonable best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby, in accordance with the applicable provisions of this Agreement;

(b)            prepare and file with the SEC such amendments (including post-effective amendments) and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to keep such registration statement effective for the period specified in clause (a) above and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement in accordance with the Holders’ intended method of distribution set forth in such registration statement for such period;

(c)            furnish to the Holders copies of the registration statement and the prospectus included therein (including each preliminary prospectus) proposed to be filed and provide such Holders at least five (5) Business Days to review and comment on such registration statement;

(d)            if requested by the managing underwriter or underwriters, if any, or the Holder(s), promptly include in any prospectus supplement or post-effective amendment such information as the managing underwriter or underwriters, if any, or the Holder(s) may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or post-effective amendment as soon as reasonably practicable after the Company has received such request; provided, however, that the Company shall not be required to take any actions under this Section 2.9(d) that are not, in the opinion of counsel for the Company, in compliance with applicable Law;

(e)            in the event that the Registrable Securities are being offered in an Underwritten Offering, furnish to the Holder(s) and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus and final prospectus as the Holder(s) or such underwriters may reasonably request in order to facilitate the public offering or other Disposition of such securities;

(f)            use reasonable best efforts to register and qualify the Registrable Securities covered by such registration statement under such other securities or blue sky Laws of such jurisdictions as shall be reasonably requested by the Holders, use reasonable best efforts to keep each such registration or qualification effective, including through new filings, or amendments or renewals, and notify the Holders of Registrable Securities covered by such registration statement of the receipt of any written notification with respect to any suspension of any such qualification; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(g)            in the event that the Registrable Securities are being offered in an Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of the Underwritten Offering pursuant to which such Registrable Securities are being offered;

(h)            in connection with any Underwritten Offering, use reasonable best efforts to obtain: (A) at the time of the entering into of an underwriting agreement with respect to the Registrable Securities, a “cold comfort letter” from the Company’s independent certified public accountants covering such matters of the type customarily covered by “cold comfort letters” as the underwriters may reasonably request; and (B) at the time of any underwritten sale pursuant to such registration statement, or, as the case may be, the closing of the Underwritten Offering, a “bring-down comfort letter,” dated as of the date of such sale, or closing, from the Company’s independent certified public accountants covering such matters of the type customarily covered by “bring-down comfort letters” as the underwriters may reasonably request;

(i)            in connection with any Underwritten Offering, use reasonable best efforts to obtain an opinion or opinions and a “10b-5” disclosure letter addressed to the underwriter or underwriters in customary form and scope from counsel for the Company;

(j)            upon reasonable notice and during normal business hours, subject to the Company receiving customary confidentiality undertakings or agreements from any Holder of Registrable Securities covered by such registration statement or other person obtaining access to Company records, documents, properties or other information pursuant to this clause (j), make available for inspection by a representative of such Holder and any underwriter participating in any Disposition of such Registrable Securities and any attorneys or accountants retained by any such Holder or underwriter, relevant financial and other records, pertinent corporate documents and properties of the Company, and use all reasonable efforts to cause the officers, directors and employees of the Company to supply all information reasonably requested by any such representative, underwriter, attorneys or accountants in connection with such registration statement;

(k)            with respect to one Underwritten Offering that includes Registrable Securities the market value of which is at least one hundred million dollars ($100,000,000), participate, to the extent requested by the managing underwriter, in efforts extending for no more than two (2) days scheduled by such managing underwriter and reasonably acceptable to the Company’s senior management, to sell the Registrable Securities being offered pursuant to such Underwritten Offering (including participating during such period in customary “roadshow” meetings with prospective investors);

(l)            use all reasonable efforts to comply with all applicable rules and regulations of the SEC relating to such registration and make generally available to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act, provided that the Company will be deemed to have complied with this clause (l) with respect to such earning statements if it has satisfied the provisions of Rule 158;

(m)            if requested by the managing underwriter or any selling Holder, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter or any selling Holder reasonably requests to be included therein, with respect to the Registrable Securities being sold by such selling Holder, including, without limitation, the purchase price being paid therefor by the underwriters and with respect to any other terms of the Underwritten Offering of Registrable Securities to be sold in such offering, and promptly make all required filings of such prospectus supplement or post-effective amendment;

(n)            cause the Registrable Securities covered by such registration statement to be listed on the Nasdaq Global Select Market;

(o)            reasonably cooperate with each selling Holder and each underwriter participating in the Disposition of such Registrable Securities and their respective counsel in connection with filings required to be made with the Financial Industry Regulatory Authority, Inc., if any; and

(p)            promptly notify the Holder(s) via e-mail at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the Company’s discovery of the occurrence of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing (provided that such notice shall not, without the prior written consent of a Holder, disclose to such Holder any material nonpublic information regarding the Company), and, subject to Section 2.6, at the request of the Holder(s), promptly prepare and furnish to the Holder(s) a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the Holder(s) of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing.

The Investor agrees that, upon receipt of any notice regarding a Suspension Period from the Company, the Investor shall discontinue, and shall cause each Holder which is its controlled Permitted Transferee to discontinue, Disposition of any Registrable Securities covered by such registration statement or the related prospectus, such period shall be deemed a Suspension Period (as defined in Section 2.6), until receipt of the copies of the supplemented or amended prospectus, which supplement or amendment shall, subject to the other applicable provisions of this Agreement, be prepared and furnished as soon as reasonably practicable, or until the Investor is advised in writing by the Company that the use of the applicable prospectus may be resumed, and have received copies of any amended or supplemented prospectus or any additional or supplemental filings which are incorporated, or deemed to be incorporated, by reference in such prospectus and, if requested by the Company, the Investor shall use reasonable best efforts to return or destroy, and cause each Holder which is its controlled Permitted Transferee to return or destroy, to the Company all copies then in their possession, of the prospectus covering such Registrable Securities at the time of receipt of such request. The Company will use its reasonable best efforts to update and correct any statements or omissions, to respond to requests by the SEC or any other federal or state Governmental Authority or to remove entry into any stop order, as applicable. As soon as practicable after the Company has determined that the use of the applicable prospectus may be resumed, the Company will notify the Investor thereof. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended Class A Shares to a transferee of a Holder in connection with any sale of Registrable Securities with respect to which a Holder has entered into a contract for sale prior to the Holder’s receipt of a notice regarding a Suspension Period from the Company and for which the Holder has not yet settled.

2.6             Suspension. On no more than two occasions and for not more than forty-five (45) consecutive days or for a total of not more than ninety (90) days in any twelve (12) month period (a “Suspension Period”), the Company may delay the effectiveness of the Shelf Registration Statement or any other registration statement, or suspend the use of any prospectus included in any registration statement, in the event that the Company determines in good faith that such delay or suspension is necessary to (a) delay the disclosure of material non-public information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company or (b) amend or supplement the affected registration statement or the related prospectus so that such registration statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (i) notify each Investor in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of an Investor) disclose to such Investor any material non-public information giving rise to an Allowed Delay, (ii) advise the Investors in writing to cease all sales under the registration statement until the end of the Allowed Delay and (iii) use reasonable best efforts to terminate an Allowed Delay as promptly as practicable.

2.7             Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company within five (5) Business Days after request by the Company such information regarding itself and the Registrable Securities held by it as shall be reasonably necessary to effect the registration of such Holder’s Registrable Securities, including, for the avoidance of doubt, such information with respect to the beneficial ownership of such Registrable Securities as may be required by the rules and regulations of the SEC. It is understood and agreed that the timeliness of the Company’s obligations set forth in this Section 2 is conditioned on the timely provision of any information required from such Holder or Holders for such registration; provided, that the Holder or Holders, as applicable, are provided with a reasonable period of time in which to provide such information.

2.8             Expenses. Except as specifically provided herein, all Registration Expenses shall be borne by the Company. All Selling Expenses incurred in connection with any registration hereunder shall be borne by the Holders of Registrable Securities covered by a registration statement on the basis of the number of Registrable Securities registered on their behalf in such registration statement.

2.9             Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

(a)            The Company shall, notwithstanding any termination of this Agreement, to the fullest extent permitted by law indemnify, defend and hold harmless each Holder to the fullest extent permitted by law, including Registrable Securities in any registration statement, any underwriter (as defined in the Securities Act) for such Holder, each of such Holder’s or underwriter’s directors, officers, employees, stockholders, agents, members, partners, managers, representatives, advisors, and each Person, if any, who controls such Holder or underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the officers, directors, owners, agents, members, partners, managers, representatives, advisors, and employees of such Holder and controlling Persons, against any and all out-of-pocket and reasonably documented losses, claims, damages or liabilities (collectively, “Losses”), joint or several, to which they may become subject under any securities Laws including, the Securities Act, the Exchange Act or otherwise, insofar as such Losses (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (each, a “Violation”): (i) any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into such registration statement, including any preliminary prospectus or final prospectus contained therein or any free writing prospectus or any amendment or supplement thereto, or in any offering memorandum or other offering document relating to the offering and sale of such securities; (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company or any of its subsidiaries of the Securities Act, Exchange Act or any other state securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered or any rule or regulation promulgated thereunder applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration of the Registrable Securities; provided, however, the Company shall not be liable in any such case to the extent that any such Losses arise out of or are based upon (A) an untrue statement or alleged untrue statement or omission or alleged omission so made in reliance upon or in conformity with written information furnished by such Holder or any such controlling Person in writing specifically for use in such registration statement or prospectus (preliminary, final or summary) or any amendment or supplement thereto or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and approved in writing by such Holder expressly for use in the registration statement, such prospectus or such form of prospectus or in any amendment or supplement thereto, (B) the use by a Holder of an outdated or defective prospectus after the Company has notified such Holder in writing that such prospectus is outdated or defective or (C) a Holder’s failure to send or give a copy of the prospectus or supplement (as then amended or supplemented), if required, pursuant to Rule 172 under the Securities Act (or any successor rule) to the Persons asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such prospectus or supplement The Company shall pay, as incurred, any legal or other expenses reasonably incurred by any Person intended to be indemnified pursuant to this Section 2.9(a), in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 2.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned.

(b)            Each Holder including Registrable Securities in a registration statement, severally but not jointly with any other Holder, agrees to indemnify and hold harmless, to the fullest extent permitted by law, the Company, each of its directors, officers, employees, stockholders, agents, each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the officers, directors, owners, agents and employees of such controlling Persons, against any Losses, joint or several, to which any of the foregoing Persons may become subject, under liabilities (or actions in respect thereto) which arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation: (i) arises out of or is based upon a Violation which occurs solely in reliance upon and in conformity with written information furnished specifically for use in connection with such registration by such Holder; or (ii) is caused by such Holder’s Disposition of Registrable Securities during any period during which such Holder is obligated to discontinue any Disposition of Registrable Securities as a result of any stop order issued by the SEC suspending the effectiveness of any registration statement or prospectus with respect to Registrable Securities; provided, however, that the indemnity agreement contained in this Section 2.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without consent of the Holder, which consent shall not be unreasonably withheld; provided, further, however, in no event shall the liability of such Holder be greater in amount than the net proceeds received by such Holder from the sale of Registrable Securities giving rise to such indemnification obligation.

(c)            Promptly after receipt by an indemnified party under this Section 2.9 of notice of the commencement of any action (including any action by a Governmental Authority), such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the reasonable fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would, in the opinion of the indemnified party, be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.9, but the omission so to deliver written notice to the indemnifying party shall not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.9.

(d)            In order to provide for just and equitable contribution to joint liability in any case in which a claim for indemnification is made pursuant to this Section 2.9 but it is judicially determined that such indemnification may not be enforced in such case notwithstanding the fact that this Section 2.9 provided for indemnification in such case, the Company and each Holder of Registrable Securities shall contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in proportion to the relative fault of the Company, on the one hand, and such Holders, severally, on the other hand; provided, however, that in any such case, no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; provided further, however, that in no event shall any contribution under this Section 2.9(d) on the part of any Holder exceed the net proceeds received by such Holder from the sale of Registrable Securities giving rise to such contribution obligation, except in the case of willful misconduct or fraud by such Holder.

(e)            The obligations of the Company and the Holders under this Section 2.9 shall survive the completion of any offering of Registrable Securities in a registration statement under this Agreement and otherwise.

2.10          SEC Reports. With a view to making available to the Holders the benefits of Rule 144 under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell Registrable Securities of the Company to the public without registration, the Company agrees to at any time that it is a reporting company under Section 13 or 15(d) of the Exchange Act make and keep adequate current public information available, as those terms are understood and defined in Rule 144 and file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act, and furnish to any Holder, so long as such Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC (exclusive of Rule 144A) which permits the selling of any Registrable Securities without registration.

2.11          Assignment of Registration Rights. The rights to cause the Company to register any Registrable Securities pursuant to this Agreement may be assigned in whole or in part (but only with all restrictions and obligations set forth in this Agreement) by a Holder to a Permitted Transferee which acquires Registrable Securities from such Holder.

2.12          Opt-Out Notice. The Investor may deliver written notice (an “Opt-Out Notice”) to the Company stating that the Investor does not currently intend to make use of an effective registration statement (if any), and requesting that the Investor not receive notices from the Company otherwise required by Section 2; provided, however, that the Investor may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Investor (unless subsequently revoked), (i) the Company shall not deliver any such notices to the Investor and the Investor shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Investor’s intended use of an effective registration statement, the Investor will notify the Company in writing at least two (2) Business Days in advance of such intended use, and if a notice of a Suspension Period was previously delivered or would have been delivered but for the provisions of this Section 2.12 and the related Suspension Period remains in effect, the Company will so notify the Investor, within one (1) Business Day of the Investor’s notification to the Company, by delivering to the Investor a copy of such previous notice of Suspension Period, and thereafter will provide the Investor with the related notice of the conclusion of such Suspension Period promptly following its availability (which notices shall not contain any material non-public information and which notice shall not be subject to any duty of confidentiality).

3.              Termination of Certain Rights and Obligations.

3.1             Termination of Registration Rights. Except for Sections 2.9 and 2.11, which shall survive until the expiration of any applicable statutes of limitation, Section 2 shall terminate automatically and have no further force or effect upon the earliest to occur of:

(a)            the expiration of the Registration Rights Term or the execution of a legally binding deed of waiver by the Investor in favor of the Company waiving the Investor’s rights under Section 2;

(b)            the date on which the Class A Shares cease to be registered pursuant to Section 12 of the Exchange Act; and

(c)            a liquidation or dissolution of the Company.

3.2             Effect of Termination. No termination pursuant to Section 3.1 shall relieve any of the parties (or the Permitted Transferee, if any) for liability for breach of or default under any of their respective obligations or restrictions under any terminated provision of this Agreement, which breach or default arose out of events or circumstances occurring or existing prior to the date of such termination.

4.             Miscellaneous.

4.1             Governing Law; Jurisdiction.

(a)            This Agreement and all matters relating hereto shall be governed by, and construed in accordance with, the laws of the State of New York without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction.

(b)            The Company and the Investor hereby irrevocably and unconditionally:

(i)            submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of the any state court or United States Federal court sitting in the City of New York in the State of New York;

(ii)           consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii)          agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.3 of the Subscription Agreement or at such other address of which the other party shall have been notified pursuant thereto;

(iv)          agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;

(v)           agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi)          agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii)         IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING IN RELATION TO THIS AGREEMENT.

4.2             Waiver. Waiver by a party of a breach hereunder by another party shall not be construed as a waiver of any subsequent breach of the same or any other provision. No delay or omission by a party in exercising or availing itself of any right, power or privilege hereunder shall preclude the later exercise of any such right, power or privilege by such party. No waiver shall be effective unless made in writing with specific reference to the relevant provision(s) of this Agreement and signed by a duly authorized representative of the party granting the waiver.

4.3             Notices. All notices, instructions and other communications hereunder or in connection herewith shall be in writing, shall be sent to the address of the relevant party set forth in the Subscription Agreement and shall be deemed delivered (a) when delivered, if delivered personally, (b) one (1) Business Day after being sent via a reputable international overnight courier service guaranteeing next Business Day delivery, or (c) at the time of sending if sent by e-mail, provided that receipt shall not occur if the sender receives an automated message that the e-mail has not been delivered to the recipient, in each case to the intended recipient Any party may change its address by giving notice to the other parties in the manner provided above.

4.4             Entire Agreement. This Agreement and the Subscription Agreement contain the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous arrangements or understandings, whether written or oral, with respect hereto and thereto.

4.5             Amendments. No provision in this Agreement shall be supplemented, deleted or amended except in a writing executed by an authorized representative of each of the parties hereto.

4.6             Headings; Nouns and Pronouns; Section References. Headings in this Agreement are for convenience of reference only and shall not be considered in construing this Agreement. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice-versa. References in this Agreement to a Section or Subsection shall be deemed to refer to a section or subsection of this Agreement unless otherwise expressly stated.

4.7             Severability. If, under applicable Laws, any provision hereof is invalid or unenforceable, or otherwise directly or indirectly affects the validity of any other material provision(s) of this Agreement in any jurisdiction (a “Modified Clause”), then, it is mutually agreed that this Agreement shall endure and that the Modified Clause shall be enforced in such jurisdiction to the maximum extent permitted under applicable Laws in such jurisdiction; provided that the parties shall consult and use all reasonable efforts to agree upon, and hereby consent to, any valid and enforceable modification of this Agreement as may be necessary to avoid any unjust enrichment of either party and to match the intent of this Agreement as closely as possible, including the economic benefits and rights contemplated herein.

4.8             Assignment. Neither this Agreement nor any rights or obligations of a party hereto may be may assigned or transferred, in whole or in part, without (a) the prior written consent of the Company in the case of any assignment by the Investor, other than to (i) any Permitted Transferee to whom the Investor may transfer its Notes and/or Subject Shares, or to whom the Investor may, after the Closing Date, assign its rights and/or transfer its obligations under this Agreement without the prior written consent of the Company, or (ii) any other Holder; or (b) the prior written consent of the Investor in the case of an assignment or transfer by the Company. Any assignment and/or transfer of rights by the Investor under this Agreement following the Closing Date to any Permitted Transferee shall enable such Permitted Transferee to exercise such rights (including in respect of representations and warranties) as if such Permitted Transferee were party to this Agreement as of the date hereof and acquired the Notes and/or Subject Shares directly from the Company on the Closing Date, including all such rights expressed to be granted to the Investor hereunder that do not also expressly refer to such rights being granted to Permitted Transferees. The preceding sentence is subject to the condition that the assignment and transfer of rights and obligations to a Permitted Transferee shall not be considered to have occurred until the notice referred to in part (a) of the definition of Permitted Transferee has been delivered to the Company and until the purported Permitted Transferee has agreed in writing to be subject to and bound by all restrictions and obligations set forth in this Agreement as though it were the Investor hereunder (as contemplated by part (b) of the definition of Permitted Transferee), and no such assignment shall under any circumstances serve to increase the liability of the Company for any liability hereunder. The Company hereby acknowledges and agrees that Schedule 2 attached hereto shall be deemed to satisfy the foregoing notice requirements.

4.9             Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

4.10          Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

4.11          Consents. Any permission, consent, or approval of any kind or character under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

4.12          No Strict Construction. This Agreement has been prepared jointly and will not be construed against any party.

4.13          Remedies. The rights, powers and remedies of the parties under this Agreement are cumulative and not exclusive of any other right, power or remedy which such parties may have under any other agreement or Law. No single or partial assertion or exercise of any right, power or remedy of a party hereunder shall preclude any other or further assertion or exercise thereof.

4.14          Specific Performance. The Investor hereby acknowledges and agrees that the rights of the parties hereunder are special, unique and of extraordinary character, and that if any party refuses or otherwise fails to act, or to cause its Affiliates to act, in accordance with the provisions of this Agreement, such refusal or failure may result in irreparable injury to the Company or the Investor, as the case may be, the exact amount of which may be difficult to ascertain or estimate and the remedies at law for which would not be reasonable or adequate compensation. Accordingly, if any party refuses or otherwise fails to act, or to cause its Affiliates to act, in accordance with the provisions of this Agreement, then, in addition to any other remedy which may be available to any damaged party at law or in equity, such damaged party may be entitled to seek specific performance and injunctive relief, without posting bond or other security, and without the necessity of proving actual or threatened damages, which remedy such damaged party will be entitled to seek in any court of competent jurisdiction.

4.15          Sanctions; Anti-Corruption. Notwithstanding any provision or covenant herein, no party hereto shall be required to take any action the result of which is prohibited, or limited by, or in violation of, any international sanctions laws issued by the United Nations, the European Union, the United States of America, or any other jurisdiction, in each case that may be applicable to that Person or any of its affiliates that are involved in the performance of this Agreement, or any formal request or requirement of any court of competent jurisdiction or any local, national or supra-national agency, inspectorate, minister, ministry, official or public or statutory person (whether autonomous or not) of, or the government of, any competent jurisdiction, in each case, made in connection with such laws; or any laws relating to money laundering, bribery, anti-slavery, trade controls, export controls, embargoes or legally mandated international boycotts of any type, in each case, applicable to that Person. A party relying on this provision shall promptly notify the other party in writing upon becoming aware that it is unable to perform an obligation under this Agreement as a result of such applicable laws and shall use reasonable efforts to mitigate the impact of non-performance, in each case, to the extent permitted by applicable Law.

4.16          No Conflicting Agreements. The Company hereby represents and warrants to each Holder that it is not, as of the date of this Agreement, a party to, and agrees that it shall not, on or after the date of this Agreement, enter into, any agreement or approve any amendment to its Organizational Documents (as defined in the Subscription Agreement) with respect to its securities that conflicts with the rights granted to the Holders in this Agreement. The Company further represents and warrants that (save in respect of any rights granted to the Other Investors on substantially the same terms hereof) the rights granted to the Holders hereunder do not in any way conflict with the rights granted to any other holder of the Company’s securities under any other agreements.

4.17          No More Favorable Terms. Concurrently with the execution and delivery of this Agreement, the Company is entering into the Other Investor Agreements. The terms of the Other Investor Agreements are not more favorable to the Other Investors thereunder than the terms of this Agreement, other than terms particular to the regulatory requirements of such Other Investor or its affiliates or related funds. The Other Investor Agreements have not been amended or modified in any material respect following the date of this Agreement. In addition, no amendment shall be made to an Other Investor Agreement, and no consideration shall be offered or paid to any Other Investor to amend or consent to a waiver or modification of any provision of any of such Other Investor’s Other Investor Agreement, unless the same amendment or consideration (other than the reimbursement of legal fees), as the case may be, also is offered to the Investor.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly appointed officers as of the date first above written.

COMPANY:

NEBIUS GROUP N.V.

By:
Name:
Title:

[Signature page to Investor Agreement]

INVESTOR:

[insert name of Investor]

By:
Name:
Title:

[Signature page to Investor Agreement]

SCHEDULE 1

INVESTOR DETAILS

Name	Address
[Investor’s name]	[Investor’s address]

SCHEDULE 2

PERMITTED TRANSFEREE NOTICE

From: [Name and Address of Investor] (the “Investor”)

To: Nebius Group N.V., Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands (the “Company”)

Date: [insert]

Sent by: [Email/courier]

Permitted Transferee Notice

This is a notice referred to in the definition of “Permitted Transferee” in the Investor Agreement by and between the Investor and the Company dated [insert date] (the “Investor Agreement”).

The Investor hereby notifies the Company that on [insert date], the Investor transferred [insert number] Class A Shares to [insert name of Affiliate].

The Investor hereby confirms that [insert name of Affiliate] is a Permitted Transferee.

The address of the [insert name of Affiliate] is [insert address].

[Insert name of Affiliate] hereby agrees to be subject to and bound by all restrictions and obligations set forth in the Investor Agreement as though it were the Investor thereunder.

[Name of Investor]

By:
Name:
Title:

[Name of Affiliate]

By:
Name:
Title: